Filed pursuant to Rule 424(b)(3)
File No. 333-268405 and 377-06056
TPG TWIN BROOK CAPITAL INCOME FUND
SUPPLEMENT NO. 6 DATED OCTOBER 28, 2024
TO THE PROSPECTUS DATED APRIL 30, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of TPG Twin Brook Capital Income Fund (formerly known as, “AG Twin Brook Capital Income Fund”) (“we,” “us,” “our,” or the “Fund”), dated April 30, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following is added to the end of the paragraph under “Kansas” in the “Suitability Standards” section of the Prospectus:

For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

The following is added to the end of the second paragraph of the “Plan of Distribution—Underwriting Compensation—Shareholder Servicing and/or Distribution Fees—Class S and Class D” section of the Prospectus and all similar disclosure in the Prospectus:

The Adviser has voluntarily agreed to pay up to 0.25% of the shareholder servicing and/or distribution fee for the period between December 1, 2024 through September 30, 2025, on Class D shares sold.

The following replaces the second paragraph in the “Plan of Distribution—Underwriting Compensation—Limitations on Underwriting Compensation” section of the Prospectus.
In addition, as required by exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Intermediary Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.

The following is added after the thirteenth paragraph in the “Share Repurchase Program” section of the Prospectus:

If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends, subject to the Adviser’s fiduciary duty to the Fund, to recommend that our Board of Trustees approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the Adviser is not required to make such recommendations to the Board of Trustees if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the NASAA Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board of Trustees would also consider additional ways to improve shareholder liquidity.

If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.